UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 18, 2025

Old Glory Holding Company

(Exact name of registrant as specified in its charter)

Delaware	87-3523038
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3401 NW 63rd St. Suite 600

Oklahoma City, OK 73116

(Mailing Address of principal executive offices)

888-446-5345

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Title of each class	Trading Symbol	Name of each exchange on which trading
Class B Common Stock, par value $0.0001	N/A	N/A

Item 9. Other Events

Old Glory Bank (the “Bank”) has cleared regulatory hurdles and Mr. David Bright will commence services as the Bank’s Chief Financial Officer, in replacement of Mr. Robert Halford (who is retiring), effective August 18, 2025. Mr. Halford will continue to provide services to the Bank as an advisor for a to be determined period to ensure a smooth transition of duties. The Bank is the wholly owned subsidiary of Old Glory Holding Company. Mr. Bright will also serve as the Chief Financial Officer of Old Glory Holding Company, effective as of August 18, 2025.

Mr. Bright has 33 years’ experience in bank finance, including as the CFO of two public/OTC traded bank organizations and as a banking partner of one of the Big Four Accounting Firms, KPMG. He also has a current CPA license.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Old Glory Holding Company

By:	/s/ Michael P. Ring
Name:	Michael P. Ring
Title:	Chief Executive Officer
Date:	August 18, 2025